UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Directorate Change dated 16 December 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: January 02, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

16 December 2019

Barclays PLC

 and

Barclays Bank PLC

Barclays Non-executive Director resignation

Barclays PLC and Barclays Bank PLC (Barclays) confirm that Matthew Lester has informed the Company of his intention to step down from his role as a Non-executive Director of Barclays PLC and Barclays Bank PLC, and as a member of its Risk and Audit Committees, with effect from 1 January 2020. Matthew's decision to step down from Barclays follows his appointment as Chairman of Kier Group plc effective 1 January 2020. The Board would like to thank Matthew for his contribution to Barclays during his tenure.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
James Johnson	Tom Hoskin
+44 (0) 20 7116 7233	+44 (0) 20 7116 4755

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com